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UNITED STATES
CURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8- 45202

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 27 2002

340

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

McFarland Grossman & Company, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9821 Katy Freeway, Suite 500
(No. and Street)

Houston (City) Texas (State) 77024 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Cary Grossman 713-464-7770
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weinstein Spira & Co., P.C.
(Name — *if individual, state last, first, middle name*)

Five East Greenway Plaza, Suite 2200 (Address) Houston (City) Texas (State) 77046 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Cary Grossman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of McFarland Grossman & Company, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



MARY A. CARR
MY COMMISSION EXPIRES
DECEMBER 13, 2004

Notary Public

Signature

Chief Executive Officer

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Control Structure

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MCFARLAND, GROSSMAN & COMPANY, INC.

Houston, Texas

ANNUAL FINANCIAL REPORT

December 31, 2001

WEINSTEIN SPIRA & COMPANY

Certified Public Accountants
and Business Advisors

TABLE OF CONTENTS


WEINSTEIN
SPIRA
& COMPANY, P.C.

Certified Public Accountants
and Business Advisors

Independent Auditors' Report

Board of Directors
McFarland, Grossman & Company, Inc.

We have audited the accompanying Statements of Financial Condition of McFarland, Grossman & Company, Inc. as of December 31, 2001 and 2000, and the related Statements of Income (Loss), Shareholders' Equity, Changes in Liabilities Subordinated to Claims of General Creditors and Cash Flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of McFarland, Grossman & Company, Inc. as of December 31, 2001 and 2000, and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Weinstein Spira & Company, P.C.

WEINSTEIN SPIRA & COMPANY, P.C.
Houston, Texas
January 14, 2002

Five East Greenway Plaza, Suite 2200 • Houston, Texas 77046 • 713.622.7000 • Fax: 713.622.9535
e-mail@weinsteinspira.com • www.weinsteinspira.com

MCFARLAND, GROSSMAN & COMPANY, INC.
STATEMENTS OF FINANCIAL CONDITION

	December 31,	
	2001	2000
ASSETS		
Cash and Cash Equivalents	$ 104,129	$ 10,358
Accounts Receivable - net of allowance for doubtful accounts of $1,500 in 2001 and 2000	18,328	8,398
Marketable Securities Held as Collateral for Notes Receivable from Shareholders		113,750
Securities Owned		
Marketable	9,486	33,537
Not readily marketable	123,255	206,032
	132,741	239,569
Furniture and Equipment - at cost, net of accumulated depreciation of $172,850 in 2001 and $154,216 in 2000	26,872	45,506
Prepaid Expenses	1,429	5,135
Federal Income Tax Receivable		46,072
Deferred Federal Income Tax	13,750	74,000
	$ 297,249	$ 542,788

	December 31,	
	2001	2000
LIABILITIES		
Accounts Payable	$ 93,015	$ 144,776
Accrued Expenses	18,777	126,361
Federal Income Tax Payable	10,000	
Notes Payable	4,437	262,260
	126,229	533,397
SHAREHOLDERS' EQUITY		
Class A Common Stock - no par value, 10,000,000 shares authorized, 705,000 shares issued and outstanding	103,275	103,275
Retained Earnings (Deficit)	67,745	(93,884)
	171,020	9,391
	$ 297,249	$ 542,788

See notes to financial statements.

MCFARLAND, GROSSMAN & COMPANY, INC.
STATEMENTS OF INCOME (LOSS)

	For the Year Ended December 31,	
	2001	2000
Revenues		
Investment banking and financial advisory fees	$ 1,629,776	$ 398,991
Dividends and interest	9,267	33,547
Net gain (loss) on securities	(52,699)	478
Other	171	12,598
	1,586,515	445,614
Expenses		
Officers' salaries	527,999	346,029
Other wages and benefits	463,985	463,815
Rent	92,347	85,087
Telecommunications	28,665	25,956
Interest expense	14,377	26,597
Depreciation and amortization	18,634	29,564
Other operating expenses	208,629	414,889
	1,354,636	1,391,937
Income (Loss) Before Taxes	231,879	(946,323)
Federal Income Tax Expense (Benefit)		
Current	10,000	(50,272)
Deferred	60,250	(284,284)
	70,250	(334,556)
Net Income (Loss)	$ 161,629	$ (611,767)

See notes to financial statements.

MCFARLAND, GROSSMAN & COMPANY, INC.
STATEMENTS OF SHAREHOLDERS' EQUITY
For the Years Ended December 31, 2001 and 2000

	Class A Common Stock	Retained Earnings (Deficit)	Total Shareholders' Equity
Balance - December 31, 1999	$ 103,275	$ 517,883	$ **621,158**
Net Loss		(611,767)	**(611,767)**
Balance - December 31, 2000	103,275	(93,884)	**9,391**
Net Income		161,629	**161,629**
Balance - December 31, 2001	$ 103,275	$ 67,745	$ **171,020**

See notes to financial statements.

MCFARLAND, GROSSMAN & COMPANY, INC.
STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
For the Years Ended December 31, 2001 and 2000

Subordinated borrowings (including accrued interest of $18,308) at December 31, 1999	$ 198,308
Accrued interest on subordinated notes	24,367
Subordinated borrowings (including accrued interest of $42,675) at December 31, 2000	222,675
Accrued interest on subordinated notes	10,053
Offset against notes receivable from shareholders	(227,281)
Reclassification of unpaid interest to accrued expenses	(5,447)
Subordinated borrowings at December 31, 2001	$ 0

See notes to financial statements.

MCFARLAND, GROSSMAN & COMPANY, INC.
STATEMENTS OF CASH FLOWS

	For the Year Ended December 31,	
	2001	2000
Cash Flows From Operating Activities		
Net income (loss)	$ 161,629	$ (611,767)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation and amortization	18,634	29,564
Bad debt expense	228	112,989
Deferred tax expense (benefit)	60,250	(284,284)
Interest added to notes receivable from shareholders	(7,281)	
(Increase) Decrease in:		
Accounts receivable	(10,158)	(70,970)
Securities owned	106,828	(157,609)
Marketable securities held as collateral for notes receivable from shareholders	(106,250)	453,875
Federal income tax receivable	46,072	66,392
Prepaid expenses	3,706	54,920
Increase (Decrease) in:		
Accounts payable	(51,761)	89,098
Accrued expenses	(60,303)	48,338
Federal income tax payable	10,000	
Net Cash Provided by (Used in) Operating Activities	171,594	(269,454)
Cash Flows From Investing Activities		
Purchase of furniture and equipment		(5,711)
Net Cash Used in Investing Activities		(5,711)
Cash Flows From Financing Activities		
Proceeds from debt		75,000
Payments of debt	(77,823)	(4,840)
Net Cash Provided by (Used in) Financing Activities	(77,823)	70,160
Net Increase (Decrease) in Cash and Cash Equivalents	93,771	(205,005)
Cash and Cash Equivalents - Beginning of Year	10,358	215,363
Cash and Cash Equivalents - End of Year	$ 104,129	$ 10,358

	For the Year Ended December 31,	
	2001	2000
Supplemental Disclosure of Cash Flow Information		
Cash paid during the year for interest	$ 4,324	$ 2,230
Tax refund received during the year	$ 46,072	$ 116,664
Supplemental Non-Cash Investing and Financing Activities		
Subordinated notes payable to shareholders (including accrued interest of $47,281) offset against notes receivable from shareholders	$ 227,281	

See notes to financial statements.

MCFARLAND, GROSSMAN & COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2001 and 2000

Note 1 - Accounting Policies

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operations, and cash flows are summarized below:

Description of Business

McFarland, Grossman & Company, Inc., located in Houston, Texas, is a private investment banking firm and fully-disclosed Securities Broker-Dealer. The Company is registered as a Broker-Dealer with the Securities and Exchange Commission, and is a member of the National Association of Securities Dealers, Inc. (NASD)

Statement Presentation

The Unclassified Statement of Financial Condition is presented in accordance with industry standards.

Revenue Recognition

Revenues for investment banking services are recognized when fees are collected. Placement fees are recorded when the transaction closes and the related fees are collected. Fees received in the form of equity securities are recorded at the fair market value of securities received. Expenses paid on behalf of customers are recorded as receivables at the date of occurrence. Earnings are charged with a provision for doubtful accounts receivable based on collection experience and current review of collectibility of accounts. Accounts deemed uncollectible are applied against the allowance for doubtful accounts.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

Securities Owned

Marketable securities, consisting of equity securities, are stated at market value. The increase or decrease in net unrealized appreciation or depreciation is credited or charged to operations. Securities not readily marketable are investment securities which are carried at management's estimate of fair value and cannot be publicly offered or sold unless a registration has been effected under the Securities Act of 1933 or an exemption therefrom exists.

Furniture and Equipment

Furniture and equipment are recorded at cost. Depreciation is computed at rates considered sufficient to amortize the cost of the assets over five to seven years using accelerated methods.

Federal Income Tax

Federal income tax is computed at prevailing rates.

The Company provides deferred income taxes for the expected future tax consequences of temporary differences between tax bases and financial reporting bases of assets and liabilities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Marketable Securities Held as Collateral for Notes Receivable from Related Parties:

In June 1998, the Company sold 190,000 shares of its investment in Pentacon, Inc., common stock to seven of its then shareholders and employees at a purchase price equal to approximately $9.98 per share. Each purchaser issued a promissory note to the Company in consideration of the full purchase price of the shares. The notes provided for payment of interest at an annual rate of 5.51 percent, payable on December 31, 1998 and 1999, with the principal balance and accrued interest due and payable on July 14, 2000. Each of these notes was secured by the common shares of Pentacon, Inc. In March 1999, due to a precipitous decline in the value of the Pentacon, Inc. common stock, the terms of the original sale of the common stock to three of the employees were modified by reducing the purchase price to $3.05 per share, increasing the interest rate on the note to 8.0 percent per annum and extending the maturity date of the note to December 31, 2001. During 1999, two employees defaulted on their notes, and the Company exercised its right to foreclose on the collateral securing the notes. During 2000, three former employees defaulted on their notes, and the Company exercised its right to foreclose on the collateral securing these notes.

For accounting purposes, this sale had not been recognized and the shares of the Pentacon, Inc. common stock were carried at the lesser of fair market value or the contractual note balance in the accompanying statement of financial condition. Changes in the fair value of the shares are reflected in operations in net gain on securities.

The following details notes receivable from the Company's shareholders as of December 31, 2000:

Contractual balance of promissory notes from shareholders, secured by 140,000 shares of Pentacon, Inc. stock	$	220,000
Less: Valuation allowance to reduce value of notes receivable to fair market value of securities pledged as collateral		(106,250)
	$	113,750

During 2001, the notes receivable plus $7,281 of interest were offset by notes payable to shareholders plus accrued interest of $227,281.

Note 3 - Notes Payable

At December 31, 2001 and 2000, the Company had the following notes payable:

	2001	2000
Unsecured subordinated notes payable to shareholders, interest at 13.5%, principal and interest due in April, 2002		$ 180,000
Unsecured notes payable to former employees, interest at 8%, due in monthly installments of principal of $403, final payment due in June, 2002	$ 4,437	7,260
10.5% Note payable, secured by furniture and equipment, interest payable monthly, matures April, 2001		75,000
	$ 4,437	$ 262,260

The subordinated notes are available in computing net capital under the Securities and Exchange Commission's uniform net capital rule.

Note 4 - Income Taxes

The following is a reconciliation of federal income taxes computed at the statutory rate with income taxes recorded in the Statement of Income (Loss) for the years ended December 31, 2001 and 2000:

	2001	2000
Federal income tax (benefit) at the statutory rate of 34%	$ 78,839	$ (321,750)
Nondeductible items	3,337	2,638
Other	(11,926)	(15,444)
	$ 70,250	$ (334,556)

The components of the deferred tax asset and liability as of December 31, 2001 and 2000, were as follows:

	2001	2000
Deferred tax liabilities:		
Accumulated depreciation	$ (3,000)	$ (5,000)
Securities owned		(79,000)
	(3,000)	(84,000)
Deferred tax assets:		
Securities owned	14,350	
Accrued liabilities	2,400	15,000
Net operating loss carryforward		143,000
	16,750	158,000
Net deferred tax asset	$ 13,750	$ 74,000

Note 5 - Operating Leases

The Company leases office space from an unrelated third party. The office lease expires in March, 2006. Rent expense was $85,482 and $85,087 for the years ended December 31, 2001 and 2000, respectively.

The Company leases various types of equipment. These leases are classified as operating leases and expire at various dates through September, 2005.

Future minimum lease payments are as follows:

For the Year Ended December 31,	Office Facilities	Office Equipment	Total
2002	$ 93,384	$ 15,568	$ **108,952**
2003	93,384	15,568	**108,952**
2004	93,384	13,208	**106,592**
2005	93,384	6,366	**99,750**
2006	23,346		**23,346**
	$ 396,882	$ 50,710	$ **447,592**

Note 6 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material inadequacies found to exist in the computation of the ratio of aggregate indebtedness to net capital at December 31, 2001 and 2000, or in the procedures followed in making the periodic computation required. At December 31, 2001 and 2000, the Company had net capital deficit of $(15,351) and $(276,717), respectively, and a net capital requirement of $50,000. The Company's computation of the ratio of aggregate indebtedness to net capital was not applicable due to the net capital deficit. The Securities and Exchange Commission permits a ratio for the Company at this time of no greater than 15 to 1.

Due to the deficiency in its statutory net capital, the Company is restricted from marketing or selling securities until the deficiency is cured. The Company has made all required notifications to the NASD regarding this deficiency. Management does not believe that this will have a material negative impact on the Company.

Note 7 - Profit Sharing Plan

The Company has an employee benefit plan under Section 401(K) of the Internal Revenue Code for all eligible employees. This plan calls for discretionary contributions as determined by the Board of Directors. Employee contributions are made to the plan by electing to defer from 1% to 15% of the employee's compensation. The employer is not required to make a matching contribution. Employees are eligible to participate in the plan after they have attained 21 years of age and have completed six months of service. The Company made no contributions to the plan during the years ended December 31, 2001 and 2000.

Note 8 - Stock Option Plan

On December 13, 1995, the Company adopted its 1995 Stock Option Plan. Option grants may include stock appreciation rights in order to allow for cashless option exercises. The option price may not be less than the fair market value of a share on the date the option is granted and the maximum term of an option may not exceed ten years.

Information with respect to options granted under the stock option plan for December 31, 2001 and 2000, is as follows:

	2001		2000	
	Options	Price per Share	Options	Price per Share
Outstanding on January 1	75,000	$1.25	80,750	$1.14 - 2.55
Granted			75,000	$1.25
Forfeited	37,500	$1.25	(80,750)	$1.14 - 2.55
Outstanding on December 31	37,500	$1.25	75,000	$1.25
Exercisable on December 31	17,708	$1.25	10,416	$1.25
Weighted-average fair value of options granted during the year			$.31	
Remaining life of exercisable options at December 31	3.5 years		4.5 years	

The Company accounts for its employee stock options under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," for which no compensation expense is recognized for employee stock options if there is no intrinsic value at the date of grant.

Had the Company elected to apply Financial Accounting Standards Board Statement No. 123, Accounting for Stock-Based Compensation, using the fair value based method, the Company's net income would have been increased to the following pro forma amounts:

	2001	2000
Net income (loss) -		
As reported	$ 161,629	$ (611,767)
Pro forma	$ 161,629	$ (635,017)

The fair value of the options at date of grant was estimated for 2000 using the Black-Scholes Model with the following assumptions:

Risk-free interest rate	5.75%
Expected life	5 years
Expected dividends	None

Note 9 - Transactions With Related Parties

As of December 31, 2000, the Company had notes receivable of $220,000 from shareholders, and notes payable of $180,000 to shareholders. Interest income from the notes receivable was $7,281 for 2001 and $33,547 for 2000. Interest expense related to the notes payable was $10,053 for 2001 and $24,367 for 2000.

SUPPLEMENTARY INFORMATION

SCHEDULE I
MCFARLAND, GROSSMAN & COMPANY, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2001

Net Capital		
Total Shareholders' Equity Qualified for Net Capital		$ 171,020
Total Capital and Allowable Subordinated Liabilities		171,020
Deductions And/Or Charges		
Nonallowable assets:		
Securities not readily marketable	$ 123,255	
Property and equipment	26,872	
Accounts receivable	18,328	
Deferred federal income tax	13,750	
Other assets	1,429	183,634
Net Capital Deficit Before Haircuts on Securities Positions		(12,614)
Haircuts on Securities		2,737
Net Capital Deficit		$ (15,351)
Aggregate Indebtedness		
Items included in balance sheet:		
Accounts payable and accrued expenses		$ 121,792
Notes payable		4,437
		$ 126,229
Computation of Basic Net Capital Requirements		
Minimum Net Capital Required (6.67% of total aggregate indebtedness)		$ 8,420
Minimum Dollar Net Capital Requirement		$ 50,000
Net Capital Requirement (greater of above two minimum requirement amounts)		$ 50,000
Net Capital Deficiency		$ (65,351)
Ratio: Aggregate Indebtedness to Net Capital		N/A

Note: The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2001, filed with the Securities and Exchange Commission by the Company on Part IIA of Form X-17a-5, except for a $10,000 current federal income tax liability which was netted against deferred federal income tax.

See notes to financial statements.

SCHEDULE II
MCFARLAND, GROSSMAN & COMPANY, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OR CONTROL OF SECURITIES
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2001

Exemption Provisions

The Company has claimed an exemption from Rule 15c3-3 under Section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully-disclosed basis.

See notes to financial statements.



Certified Public Accountants
and Business Advisors

Independent Auditors' Report on the Internal Control Structure Required by SEC Rule 17a-5

The Board of Directors
McFarland, Grossman & Company, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of McFarland, Grossman & Company, Inc. (the Company) for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Five East Greenway Plaza, Suite 2200 • Houston, Texas 77046 • 713.622.7000 • Fax: 713.622.9535
e-mail@weinsteinspira.com • www.weinsteinspira.com

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Weinstein Spira & Company, P.C.

WEINSTEIN SPIRA & COMPANY, P.C.
Houston, Texas
January 14, 2002